UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 12, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Synergetics USA, Inc.

File No. 001-10382 - CF#30210

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Synergetics USA, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on October 1, 2013.

Based on representations by Synergetics USA, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.26	through March 31, 2016
Exhibit 10.27	through March 31, 2016
Exhibit 10.28	through March 31, 2016
Exhibit 10.29	through December 31, 2014
Exhibit 10.30	through December 31, 2014
Exhibit 10.31	through December 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary